news release

ArcelorMittal purchases European laser welded activity from Noble International

Luxembourg, 21 July 2009 – ArcelorMittal is pleased to announce the completion of the acquisition of all the issued and outstanding shares of Noble European Holdings B.V. (“Noble BV”), a Dutch private limited liability company engaged in laser welded blanks operations primarily in Europe.

On 8 May 2009, ArcelorMittal signed a definitive purchase agreement with Noble BV’s parent Noble International, Ltd., which has filed for reorganization under the bankruptcy laws of the United States on 15 April 2009. The purchase was made under section 363 of Chapter 11 of title 11 of the United States Bankruptcy Code by authorization of the United States Bankruptcy Court for the Eastern District of Michigan.

Noble BV is a leading European manufacturer of tailored blanks with operations in Belgium, France, Germany, Spain, the UK, Slovakia, Australia and joint ventures in Mexico, China and India. It employs 481 full time employees and had revenues of EUR 340 million in 2008.